January 6, 2014

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Response to Comments received from the Staff of the Commission with respect to Form 10–K for Fiscal Year Ended January 31, 2013, filed on April 5, 2013, Form 10-Q for Fiscal Quarter Ended July 31, 2013, filed on September 5, 2013, Form 8-K, filed on December 5, 2013, and Response dated December 4, 2013, File No. 1-34956

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 17, 2013 (the “Comment Letter”) with respect to the Form 10-K for the fiscal year ended January 31, 2013 filed on April 5, 2013, Form 10-Q for the fiscal quarter ended July 31, 2013 filed on September 5, 2013, Form 8-K filed on December 5, 2013, and Response dated December 4, 2013.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-Q for Fiscal Quarter Ended July 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 14

Customer Receivable Portfolio Data, page 16

1.	We reviewed your response to comment one in our letter dated November 19, 2013. As it relates to non-restructured customer accounts receivable, please explain further why the percentage of total bad debt allowance to account balances 60+ days past due decreased from 73.9% at July 31, 2012 to 66.8% at July 31, 2013. In doing so, please address how the uptick in “late stage” (91-209 days past due) delinquencies during the six months ended July 31, 2013 noted on page 12 of your September 2013 earnings conference call presentation impacted the bad debt allowance for non-restructured accounts as of July 31, 2013. Additionally, in future filings, we believe you should disclose the types of information provided in your correspondence in terms of the specific and detailed reasons for variations in your bad debt allowance as a percentage of total account balances and 60+ day past due balances, including separate discussions of non-restructured and restructured accounts, where meaningful.

Response:

As disclosed in our Form 10-Q for the quarter ended July 31, 2013 and discussed on our earnings call on September 5, 2013, we encountered execution issues in our collection operations during the quarter ended July 31, 2013. The 60+ day delinquency rate increased to 8.2% and charge-offs were higher than anticipated. With higher delinquency and charge-offs during the period, we recorded an additional total bad debt provision of approximately $5.9 million during that quarter.

Conn’s, Inc. | 4055 Technology Forest Boulevard, Suite 210 | The Woodlands, Texas 77381

January 6, 2014

Bad Debt Reserve as Percentage of 60+ Day Past Due Accounts

Our allowance for uncollectible accounts for non-restructured accounts is based on expected losses over the next 12-month period on the total non-restructured portfolio. Reflecting the impact of the deterioration in delinquency, the allowance for uncollectible accounts as a percentage of the total balance increased from 4.2% as of July 31, 2012 to 4.6% as of July 31, 2013. However, as a percentage of accounts 60+ days past due, the allowance for uncollectible accounts decreased from 73.9% at July 31, 2012 to 66.8% at July 31, 2013. This decrease is due to the year-over-year increase in the proportion of 60+ days past due accounts to the total portfolio and is not an indication of a reduction in relative reserve levels.

The foundation of our reserve for non-restructured accounts projection model is stratified delinquency. However, we do not specifically reserve by delinquency bucket. Current and 1-59 day past due accounts represent the vast majority of our total balances. Our projection model does result in provision of meaningful reserves for less than 60 days past due accounts.

Using our projection model, bad debt reserves for non-restructured accounts as a percentage of 60+ past due accounts will generally decline as 60+ past due accounts increase as a percentage of the total non-restructured portfolio. This results from a lower implied reserve rate on less than 60+ delinquent accounts compared to the implied reserve rate on 60+ delinquent accounts. The following is a simplified, exaggerated illustration of this concept.

If 60+ past due accounts had been 1% of the total portfolio at July 31, 2013, total reserves for non-restructured accounts would have been approximately 3% of the total portfolio using our projection model. Total reserves for non-restructured accounts would have been approximately 265% of 60+ past due receivables.

If 60+ past due accounts had been 15% of the total portfolio at July 31, 2013, total reserves for non-restructured accounts would have been approximately 7% of the total portfolio using our projection model. Total reserves for non-restructured accounts would have been approximately 49% of 60+ past due receivables.

Please keep in mind that both of the above scenarios exclude the impact of reserves for restructured accounts. If 60+ delinquency was to increase significantly, reserves for restructured accounts would almost certainly increase significantly as well.

Projection Model Variables and Assumptions

Our projection model for determining the allowance for uncollectible accounts for non-restructured accounts receivable includes a number of variables and assumptions. These inputs are adjusted at the end of each quarter to incorporate changes in delinquency, charge-off and recovery trends. We also include our expectations of future economic conditions and portfolio performance trends. The more significant changes to our projection model at July 31, 2013 as compared to July 31, 2012 include:

•	a decrease in assumed warranty and insurance recovery expectations;

•	an increase in assumed post charge-off recovery expectations;

•	higher aggregate assumptions of future delinquency and losses; and

•	impact of originations on our loss projections.

January 6, 2014

The total assumed recovery of product warranty and insurance premiums decreased from 18.7% of charged off accounts at July 31, 2012 to 14.7% at July 31, 2013. Following the implementation of stricter charge-off and re-age policies, we are charging off balances earlier in their life resulting in reduced cash collections on the account. As a result, product warranty and insurance premium recoveries as a percentage of balances charged off have declined.

With changes to our portfolio management over the last several years, the recovery of previously charged off amounts has improved. The total assumed recovery of previously charged off accounts increased from 6.7% to 9.4%. The improved performance post charge-off was included in our projection of net charge offs.

The following is an estimated reconciliation of the reserve for non-restructured accounts as percentage of total non-restructured accounts:

Reserve as % of total non-restructured accounts at July 31, 2012	4.2%
Impact of:
Increase in accounts 60+ days past due	0.8%
Increase in accounts less than 60 days past due	(0.4)%
Changes to projection model-
Product warranty and insurance recovery expectations	0.3%
Post charge-off recovery expectations	(0.2)%
Higher, aggregate, future projected delinquency and losses	0.3%
Origination assumptions	(0.4)%

0.0%

Reserve as a % of total non-restructured accounts at July 31, 2013	4.6%

The following is an estimated reconciliation of the reserve for non-restructured accounts as percentage of 60+ delinquency:

Reserve as % of 60+ delinquency at July 31, 2012	73.9%
Impact of:
Change in proportion of accounts 60+ days past due	(7.1)%
Changes to projection model-
Product warranty and insurance recovery expectations	3.8%
Post charge-off recovery expectations	(2.5)%
Higher, aggregate, future projected delinquency and losses	3.9%
Origination assumptions	(5.2)%

0.0%

Reserve as a % of 60+ delinquency at July 31, 2013	66.8%

Impact of Recoveries of Balances Charged Off

As a retailer, we are able to recover sales tax, insurance and other amounts from third parties in addition to post charge-off recovery of balances from customers or loan sales. These additional sources of recovery are generally not available to other consumer credit businesses that might be compared to us. Such recoveries reduce the reserve level as a percentage of the portfolio.

January 6, 2014

For the 24-month period ended July 31, 2013, we recovered approximately 25% of balances charged off from third-parties. Our gross reserves on non-restructured accounts would have been an estimated 89% of the 60+ delinquency balance at July 31, 2013 before considering these recoveries. Using this same approach, total gross reserves (non-restructured and restructured) as a percentage of total 60+ delinquency at July 31, 2013 would have been an estimated 103%.

Additional Disclosure in Future Filings

In future filings, we will provide additional disclosure with respect to specific and detailed reasons for variations in our bad debt allowance as a percentage of total account balances and 60+ day past due balances, including separate discussions of non-restructured and restructured accounts, where meaningful.

2.	We reviewed your response to comment two in our letter dated November 19, 2013. Based on your disclosure on page 33 of Form 10-K for the fiscal year ended January 31, 2013, we understand interest income is recognized on promotional accounts based on your historical experience related to customers who fail to satisfy the requirements of the interest-free programs. As such, we don’t understand your statement that the decline in the allowance for promotional receivables as a percentage of the related receivable balance is due to a year-over-year reduction in customer satisfaction of the short-term, interest free program requirements. Please explain further. Additionally, we believe you should disclose in future filings: the reasonably likely impact on your financial position and results of operations of the recent trend of issuing increasing amounts of credit on promotional terms; the pertinent terms of the promotional credit/receivables; and variations in the allowance for these programs on a period to period basis.

Response:

Interest income is initially recorded based on the contractual rate. An allowance for promotional receivables, which reduces interest income, is recorded for customer accounts which we expect to meet the requirements of the short-term, interest free program. Fewer customers are meeting these requirements. With fewer customers meeting the requirements to receive the benefits of the interest free programs, the allowance for promotional receivables declined as a percentage of the related receivable balance. However, the allowance increased on an absolute dollar basis due to the increase in the promotional receivable balance.

The following provides a summary of the impact of the origination of a single $2,000 installment loan with a 12-month promotional interest-free program contract addendum. The analysis assumes the underlying retail installment loan contract provides for an annual interest rate of 21%, a term of 24 months and an origination date of February 1. For presentation purposes, the analysis also assumes that the customer makes monthly payments when due and repays the remaining principal balance in full in month 12.

January 6, 2014

Payment Month	Scheduled Payment	Customer Receivable Balance	Allowance for Promotional Receivable(1)	Net Customer Receivable Balance
March	$102.77	$1,932.23	$35.00	$1,897.23
April	102.77	1,863.27	68.81	1,794.46
May	102.77	1,793.11	101.42	1,691.69
June	102.77	1,721.72	132.80	1,588.91
July	102.77	1,649.07	162.93	1,486.14
August	102.77	1,575.16	191.79	1,383.37
September	102.77	1,499.96	219.35	1,280.60
October	102.77	1,423.43	245.60	1,177.83
November	102.77	1,345.57	270.51	1,075.06
December	102.77	1,266.35	294.06	972.29
January	102.77	1,185.74	316.22	869.52
February	869.52	—	—	—

	$2,000.00

(1)	Increases in the allowance reduces interest income recognized in income statement.

As shown in the example above, minimum monthly customer payments are required under our short-term, no interest program addendums to our standard retail installment loan contract. The majority of promotional originations have a 12-month term, with the balance carrying a term of six or three months. If the customer is delinquent in making a scheduled monthly payment or does not repay the principal in full by the end of the promotional period, the account no longer qualifies for the no interest provision. The account then reverts back to the terms of the executed retail installment loan contract.

In future filings, we will provide additional disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the reasonably likely impact on our financial position and results of operations of the recent trend of issuing increasing amounts of credit on promotional terms; the pertinent terms of the promotional credit/receivables; and variations in the allowance for these programs on a period to period basis.

Form 8-K Filed December 5, 2013

3.	Please tell us how you have complied with the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K with respect to your disclosure of fiscal 2014 diluted earnings per share guidance on an adjusted, non-GAAP basis. Refer to the Instructions to Item 2.02 of Form 8-K.

Response:

We have used adjusted diluted earnings per share in our full-year guidance with investors as we believe that this measure provides a meaningful basis for assessing the Company’s performance, which excludes the after-tax effect of reported charges. Our Current Report on Form 8-K filed on September 5, 2013, includes a table entitled “Non-GAAP RECONCILIATION OF NET INCOME, AS ADJUSTED AND DILUTED EARNINGS PER SHARE, AS ADJUSTED.” Such table presents a reconciliation, in an understandable format, clearly indicating the adjustments made to earnings per share for the three-month and nine-month periods ended October 31, 2013.

January 6, 2014

The only adjustments to our earnings per share guidance for fiscal 2014 were costs related to facility closures and the tax impact associated with such closure as reflected in the Non-GAAP reconciliation table in the Company’s earnings release. No adjustments to our full-year earnings guidance were made in the first or second quarter of fiscal 2014 and no adjustments are contemplated in such guidance for the fourth quarter of fiscal 2014. We also highlight to the Staff that it does not use any non-GAAP financial measures in documents that are “filed” with the Commission, but only in its earnings releases and recognize that Item 10(e)(1)(i) of Regulation S-K applies to items included under Item 2.02 of Form 8-K.

In future earnings releases, we will enhance our disclosure of unadjusted earnings per share guidance to further clarify the relationship of such amount on a GAAP basis to any amount presented on an adjusted, non-GAAP basis.

* * * * * * * *

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Brian E. Taylor

cc:	Robyn Manuel, Securities and Exchange Commission

Theodore M. Wright, Conn’s, Inc.

Robert F. Bell, Conn’s, Inc.